SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT

OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to ______________________

Commission File Number 001-33223

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Oritani Bank Employees Savings & Profit Sharing Plan and Trust

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oritani Financial Corp.

370 Pascack Road

Township of Washington, New Jersey 07676

REQUIRED INFORMATION

Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

		Page Number
(a)	Financial Statements of the Plan

	Reports of Independent Registered Public Accounting Firms…………………….................................................................................................................................	1

	Statements of Net Assets Available for Plan Benefits as of December 31, 2015 and 2014..……………………………………………….................................................................................................................................................	3

	Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2015 and 2014…..……...…………………..........................................................................................................................................	4

	Notes to Financial Statements…………………………………………………….......................................................................................................................................	5

(b)	Schedule

	Schedule H, Part IV - Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015……………………………………………………..................	16

(c)	Index to Exhibits…………………………………………………………………………...........................................................................................................................................................	17

(d)	Signature…………………………………………………………………………………...........................................................................................................................................................	18

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Oritani Bank Employees Savings & Profit Sharing Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2015 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Part IV – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Buchbinder Tunick & Company LLP

Wayne, New Jersey

June 27, 2016

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Oritani Bank Employees Savings & Profit Sharing Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2014 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust as of December 31, 2014, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Demetrius Berkower LLC

Iselin, New Jersey
July 13, 2015

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets

Investments, at fair value
Cash and cash equivalents	$364,680	$325,138
Interest in common collective trusts	8,196,594	8,191,386
Oritani Financial Corp. Common stock	4,091,835	3,196,486
Total Investments, at fair value	12,653,109	11,713,010

Receivables:
Employer Contribution Receivable	18,052	5,112
Employee Contribution Receivable	52,953	23,000
Notes Receivable From Participants	310,801	270,879
Other receivables	4,609	4,751
Total Receivables	386,415	303,742

Total assets available for plan benefits	13,039,524	12,016,752

Payables
Acquisition payables	6,218	15,413
Total Payables	6,218	15,413

Net assets available for plan benefits	13,033,306	12,001,339

Adjustment from fair value to contract value for interest in common
collective trusts relating to fully benefit-responsive investment contracts	(973)	(29,584)

Net assets available for plan benefits	$13,032,334	$11,971,755

The Notes to Financial Statements are an integral part of these statements.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015 and 2014

	2015	2014
Additions
Investment Income
Net appreciation in fair value of investments	$302,739	$606,920
Interest and dividend income	269,944	200,073
Total investment income	572,683	806,993

Contributions
Employer	189,666	173,569
Employee	1,313,379	555,834
Total Contributions	1,503,045	729,403

Total additions	2,075,728	1,536,396

Deductions
Distributions	932,972	205,092
Administrative expenses	82,177	74,055
Total deductions	1,015,149	279,147

Net increase in net assets	1,060,579	1,257,249

Net assets available for benefits, beginning of the year	11,971,755	10,714,506

Net assets available for benefits, end of the year	$13,032,334	$11,971,755

The Notes to Financial Statements are an integral part of these statements.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

1.               Description of Plan
The following description is provided for general information summary purposes. Participants of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") should refer to the Summary Plan document for more detailed and complete description of the plan provisions.  Oritani Bank (the “Bank”) is the sponsor of the Plan.

General

The Plan is a defined contribution employee savings  and profit sharing plan covering all eligible employees of the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Effective January 1, 2014, the Plan was amended to change the definition of Plan salary from total taxable compensation as reported on Form W2 to basic salary plus overtime and bonuses.

Effective January 1, 2014, the Plan was amended to change the maximum amount a participant may contribute to the Plan from 50% of their compensation, as defined in the Plan, to 75% of their compensation, as defined in the Plan (subject to certain IRS limitations).

As of and for the year ended December 31, 2015, the employer remitted to the third party administrator all participant contributions to the Plan in a timely manner.

Effective August 1, 2011, the Plan was amended to change eligibility from one or more years of service to three months of service and completion of 250 hours.

Effective August 1, 2011, the Plan was amended to allow all or a portion of a participant’s employee contribution to be designated as Roth elective deferrals.

The Bank matches up to 50% of the participants before tax contributions, up to 6% of compensation upon completion of one year of service and 1,000 hours.

Vesting

Plan participants are 100% vested in the account balance attributable to their voluntary contributions, as well as employer matching contributions, including related earnings thereon.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

Investment Options
A participant can elect to invest amounts credited to their account in any of the following investment funds: Reliance Trust Company Stable Value Fund, SSgA Target Retirement 2055 Securities Non-Lending Series Fund, SSgA Target Retirement 2050 Securities Non-Lending Series Fund, SSgA Target Retirement 2045 Securities Non-Lending Series Fund, SSgA Target Retirement 2040 Securities Non-Lending Series Fund, SSgA Target Retirement 2035 Securities Non-Lending Series Fund, SSgA Target Retirement 2030 Securities Non-Lending Series Fund, SSgA Target Retirement 2025 Securities Non-Lending Series Fund, SSgA Target Retirement 2020 Securities Non-Lending Series Fund, SSgA Target Retirement 2015 Securities Non-Lending Series Fund, SsgA Aggressive Strategic Balanced Securities LSF,SSgA Conservative Strategic Balanced Securities LSF, SSgA Russell Large Cap Growth Index Securities NLSF, SSgA Russell Large Cap Value Index Securities NLSF, SSgA Long US Treasury Index Securities NLSF, SSgA Moderate Strategic Balanced Securities LSF, SSgA Nasdaq 100 Index Securities NLSF, SSgA Daily EAFE Index Non-Lending Series Fund, SsgA S&P Flagship NLFS, SSgA S&P MidCap Index Securities NLSF, SSgA Russell Small Cap Index Securities NLSF, SSgA REIT Index Securities NLSF,  SSgA Target Retirement Income Non-Lending Series, Collective Short Term Investment Fund, SSgA Bond Index Fund, SSgA Cash US Government Fund and Oritani Financial Corp. Stock .

Administrative Expenses
Trustee fees are paid by the Plan.  Certain Plan expenses, such as recordkeeping, auditing, and legal fees, are paid directly by the Plan Sponsor.  Expenses with respect to participant's accounts are charged to such accounts.

Payment of Benefits
Upon termination of employment, a participant may leave their account with the Plan and defer commencement of receipt of their vested balance until April 1 of the calendar year following the calendar year in which they attain age 70 1/2, except to the extent that their vested account balance as of the date of termination is less than $500; in which case interest in the Plan will be cashed out and payment forwarded to them. On termination of service due to death, the value of the entire account will be payable to the participant's beneficiary in the form of a lump sum payment, annual installments, or rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, a participant is entitled to the same withdrawal rights as if they had terminated their employment.

Notes Receivable From Participants
Eligible participants may borrow from $1,000 up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding loan balance during the past 12 months. The rate of interest for the term of the loan will be established as of the loan date, and is a reasonable rate of interest generally comparable to the rates of interest then in effect at a major banking institution (e.g., Barron's Prime Rate (base rate) plus 1%).

Distributions
During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined under the Plan. Participants are entitled to withdraw funds, exempt from excise tax, upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

2.            Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared using the accrual method of accounting.

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest.  Interest is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expenses when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

Payment of Benefits
Amounts paid to participants are recorded upon distribution.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
Investments in employer securities are recorded at fair value on the last business day of the year based on quoted prices from national stock exchanges. Investments in common/collective trusts, are valued at their respective net asset value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contracts are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan belonging to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Reliance Trust Company Stable Value Fund). The Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract for fully benefit-responsive investment contracts.  The estimated fair value of the Plan’s interest in the Reliance Trust Company Stable Value Fund is primarily based on the following: Guaranteed Investment Contracts (GIC) are based on the discounted present value of future cash flows and security-backed contracts are based on the estimated fair value of the underlying securities and the estimated fair value of the wrapper contract. The estimated fair value of the wrapper contract provided by a security-backed contract issuer is the present value of the difference between the wrapper fee and the contracted wrapper fee.

In March 2014, the Pentegra Defined Contribution Plan for Financial Institutions approved the replacement of the Invesco Stable Value Trust as stable value manager with the Reliance Trust Company Stable Value Fund, including the liquidation of the Invesco Stable Value Trust.  The investment contracts held by Invesco Stable Value Trust were transferred to the Reliance Trust Company Stable Value Fund in March 2014.  The Invesco Stable Value Fund was fully liquidated and terminated on March 26, 2014 and the Plan was able to withdraw its investment at a net asset value of approximately $12.90.  The Plan replaced the Invesco Stable Value Funds with the Reliance Trust Company Stable Value Fund and the withdrawn amount was reinvested in the Reliance Trust Company Stable Value Fund on March 26, 2014.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

Effective  April 30, 2014, SSgA S&P 500 Growth Fund was eliminated and replaced with the SSgA Russell Large Cap Growth Index Securities Non-Lending Series Fund.

Effective April 30, 2014, SSgA S&P Value Fund was eliminated and replaced with the SSgA Russell Large Cap Value Index Securities Non-lending Series Fund.

Risks and Uncertainties

The Plan has various investment vehicles, directed by participants, common/collective trusts, and direct holdings in common stock of Oritani Financial Corp., the Parent Company of the Bank. These investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risks associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits. The Oritani Financial Corp. common stock is subject to various risks including concentration risk since the fund invests primarily in the common stock of Oritani Financial Corp. and, therefore, the performance of the fund is impacted by the performance of Oritani Financial Corp. common stock. The market price of Oritani Financial Corp. common stock is dependent on a number of factors, including the financial condition and profitability of Oritani Financial Corp. and Oritani Bank. In addition, the market price for Oritani Financial Corp. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as unforeseen events not necessarily within the control of management or the board of directors of Oritani Financial Corp. and Oritani Bank.

Effects of New Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-12, Plan Accounting:  Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) – 1.  Fully Benefit-Responsive Investment Contracts; II.  Plan Investment Disclosures, and III.  Measurement Date Practical Expedient (ASU 2015-12).  Part I of this update requires fully-benefit responsive contracts to be measured, presented, and disclosed only at contract value.  Part II of this update requires that investments (both participant-directed and nonparticipant-directed investments) be grouped by only general type, eliminating the need to disaggregate the investments in multiple ways.  Part II also eliminates the disclosure of individuals investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation (depreciation) in investments in the aggregate.  Additionally, if an investment is measure using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required.  Part III of this update permits plans to measure investments and investment-related accounts (e.g. a liability for a pending trade with a broker) as a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.  The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early application permitted.  The amendments within Parts I and II require retrospective application; whereas, the amendments within Part III should be applied prospectively.  We are currently evaluating the impact of our adoption of ASU 2015-12 on the Plan’s financial statements.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

On May 1, 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient.  The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  The ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.  The effective date for all other entities is fiscal years beginning after December 15, 2016 and interim periods within those fiscal years.  Early adoption is permitted for all entities.  Management is currently evaluating the impact of adopting this new accounting standards update on the Plan's financial statements.

3.               Investments

The following presents investments for the year ended December 31, 2015 and 2014 that represented 5% or more of the Plan's net assets:

	2015	2014

Oritani Financial Corp. Stock	$4,091,835	$3,196,486
Reliance Trust Company Stable Value Fund	$964,329	892,645
SsgA S&P Flagship NLFS	2,043,301	2,251,766
SSgA S&P MidCap Index Securities NLSF	1,139,002	1,151,851

The Reliance Trust Company Stable Value Fund (the “Fund” or “RSVT”) invests in a representation of guaranteed investment contracts, bank investment contracts and/or wrapped portfolio of fixed income instruments.  Collectively, these contracts are referred to as investment contracts.

A traditional GIC is a group annuity contract that pays a specified rate of return for a specific period of time and guarantees a fixed return after any benefit-responsive payments are made to participants. The issuer of a traditional GIC takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Fund.  The Fund is subject to the general credit risk of the issuer.  RSVT will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer.

A bank investment contract is an investment contract issued by a bank, with features (other than annuity provisions) comparable to a GIC.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities.  Events disqualifying an underlying investment as high-quality include, but are not limited to, bankruptcy of the security issuer or default or restricted liquidity of the security.  The portfolio is owned by the Fund. The Fund purchases a wrapper contract from an insurance company or other financial services institution. RSVT will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer.  The portfolio, coupled with the wrap contract, attempts to replicate the characteristics of a traditional GIC.

The Fund one-year total return was 2.29% for 2015 and 2.12% for 2014.

The existence of certain conditions can limit the Fund’s ability to transact at contract value with the issuers of its investment contracts.  Employer initiated events, if material, may affect the underlying economies of investment contracts.  These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events. The occurrence of one or more employer initiated events could limit the Fund’s ability to transact at contract value with plan participants.

For the year ended December 31, 2015 and 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $302,824 and $606,920, respectively. The net appreciation, by investment category, is as follows:

	2015	2014

Common stock	$236,665	($127,964)
Common/collective trusts	66,075	734,883
	$302,739	$606,920

For the year ended December 31, 2015 and 2014, investment and advisory expenses were $82,177 and $74,055, respectively. The expenses are paid by the Plan.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements

December 31, 2015 and 2014

4.           Fair Value Measurements

ASC 820 Fair Value Measurements and Disclosures establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 Fair Value Measurements and Disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

In accordance with ASC 820 Fair Value Measurements and Disclosures, the following table represents the Plan’s fair value hierarchy for its financial assets (cash and cash equivalents) measured at fair value on a recurring basis as of December 31, 2015 and 2014:

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

	Fair Value Measurements at December 31, 2015

	Total	Level 1	Level 2	Level 3
Cash and Cash Equivalents	364,680	364,680	--	--
Reliance Trust Company Stable Value Fund	964,329	--	964,329	--
SSgA Target Retirement 2055 Securities Non-Lending Series Fund	4,472	--	4,472	--
SSgA Target Retirement 2050 Securities Non-Lending Series Fund	4,287	--	4,287	--
SSgA Target Retirement 2045 Securities Non-Lending Series Fund	97,419	--	97,419	--
SSgA Target Retirement 2040 Securities Non-Lending Series Fund	12,496	--	12,496	--
SSgA Target Retirement 2035 Securities Non-Lending Series Fund	352,433	--	352,433	--
SSgA Target Retirement 2030 Securities Non-Lending Series Fund	40,143	--	40,143	--
SSgA Target Retirement 2025 Securities Non-Lending Series Fund	76,146	--	76,146	--
SSgA Target Retirement 2020 Securities Non-Lending Series Fund	63,650	--	63,650	--
SSgA Target Retirement 2015 Securities Non-Lending Series Fund	5,943	--	5,943	--
SsgA Aggressive Strategic Balanced Securities LSF	398,741	--	398,741	--
SSgA Conservative Strategic Balanced Securities LSF	125,220	--	125,220	--
SSgA Russell Large Cap Growth Index Securities NLSF	331,424	--	331,424	--
SSgA Russell Large Cap Value Index Securities NLSF	404,127	--	404,127	--
SSgA Long US Treasury Index Securities NLSF	470,746	--	470,746	--
SSgA Moderate Strategic Balanced Securities LSF	240,992	--	240,992	--
SSgA Nasdaq 100 Index Securities NLSF	489,762	--	489,762	--
SSgA Daily EAFE Index Non-Lending Series Fund	212,486	--	212,486	--
SsgA S&P Flagship NLFS	2,043,300	--	2,043,300	--
SSgA S&P MidCap Index Securities NLSF	1,139,002	--	1,139,002	--
SSgA Russell Small Cap Index Securities NLSF	305,388	--	305,388	--
SSgA REIT Index Securities NLSF	198,095	--	198,095	--
SSgA Target Retirement Income Non-Lending Series	13,578	--	13,578	--
SSgA Bond Index Fund	202,416	--	202,416	--
Oritani Financial Corp. Stock	4,091,835	4,091,835	--	--
	$12,653,109	$4,456,515	$8,196,594	$ --

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

	Fair Value Measurements at December 31, 2014

	Total	Level 1	Level 2	Level 3
Cash and Cash Equivalents	325,138	325,138	--	--
Reliance Trust Company Stable Value Fund	892,645	--	892,645	--
SSgA Target Retirement 2055 Securities Non-Lending Series Fund	2,611	--	2,611	--
SSgA Target Retirement 2050 Securities Non-Lending Series Fund	780	--	780	--
SSgA Target Retirement 2045 Securities Non-Lending Series Fund	85,281	--	85,281	--
SSgA Target Retirement 2040 Securities Non-Lending Series Fund	4,410	--	4,410	--
SSgA Target Retirement 2035 Securities Non-Lending Series Fund	352,350	--	352,350	--
SSgA Target Retirement 2030 Securities Non-Lending Series Fund	83,348	--	83,348	--
SSgA Target Retirement 2025 Securities Non-Lending Series Fund	67,633	--	67,633	--
SSgA Target Retirement 2020 Securities Non-Lending Series Fund	872	--	872	--
SSgA Target Retirement 2015 Securities Non-Lending Series Fund	223,091	--	223,091	--
SsgA Aggressive Strategic Balanced Securities LSF	392,436	--	392,436	--
SSgA Conservative Strategic Balanced Securities LSF	172,580	--	172,580	--
SSgA Russell Large Cap Growth Index Securities NLSF	246,416	--	246,416	--
SSgA Russell Large Cap Value Index Securities NLSF	399,695	--	399,695	--
SSgA Long US Treasury Index Securities NLSF	361,036	--	361,036	--
SSgA Moderate Strategic Balanced Securities LSF	151,506	--	151,506	--
SSgA Nasdaq 100 Index Securities NLSF	369,979	--	369,979	--
SSgA Daily EAFE Index Non-Lending Series Fund	216,730	--	216,730	--
SsgA S&P Flagship NLFS	2,251,766	--	2,251,766	--
SSgA S&P MidCap Index Securities NLSF	1,151,851	--	1,151,851	--
SSgA Russell Small Cap Index Securities NLSF	361,759	--	361,759	--
SSgA REIT Index Securities NLSF	247,916	--	247,916	--
SSgA Target Retirement Income Non-Lending Series	13,877	--	13,877	--
SSgA Bond Index Fund	140,818	--	140,818	--
Oritani Financial Corp. Stock	3,196,486	3,196,486	--	--
	$11,713,010	$3,521,624	$8,191,387	$ --

There were no transfers between Levels 1, 2 or 3 as of December 31, 2015 based on levels assigned to securities on December 31, 2014.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31,2015 and 2014

5.           Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 15, 2011, stating that the written form of the underlying prototype plan document is qualified under Section 401(b) of the Internal Revenue Code (the Code), that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

6.           Plan Termination

The Plan Sponsor has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA.

     7.           Party-in-Interest Transactions

The Plan has investments in common stock of Oritani Financial Corp.  Accordingly, these transactions qualify as party-in-interest transactions.  Certain administrative functions of the Plan are performed by officers or employees of the Plan Sponsor.  No such officer or employee receives compensation from the Plan.

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as a party-in-interest.  Notes receivable from participants were $310,801 and $270,879 as of December 31, 2015 and 2014, respectively.

A Plan investment is managed by Reliance Trust Company.  Reliance Trust Company is the trustee for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
December 31,2015 and 2014

8.              Reconciliation to Form 5500

Differences between the financial statements and the Form 5500 relates to the Trustee reporting Plan activity on the cash basis (versus accrual basis) for Form 5500. The following is a reconciliation of net assets available for benefits and contributions as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits as reported in the
Statement of Net Assets Available for Benefits	$13,032,334	$11,971,755
Adjustment from fair value to contract value for
fully-responsive investment contracts	973	29,584
Contributions receivable	(71,005)	(28,112)
Net assets available for benefits as disclosed in
Form 5500, Schedule H	$12,962,302	$11,973,227

The following is a reconciliation of contributions and change in net assets per the financial statements for the year ended December 31, 2015 and 2014, to Form 5500:

	2015		2014
	Contributions	Change in Net Assets	Contributions	Change in Net Assets
As disclosed in the financial statements	$1,503,045	$1,060,664	$729,403	1,257,249
Adjustment from fair value to contract value for
fully-responsive investment contracts	--	(28,612)	—	18,747
Contributions receivable-beginning of year	28,112	28,112	27,739	27,739
Contributions receivable-end of year	(71,055)	(71,005)	(28,112)	(28,112)
As disclosed in Form 5500, Schedule H	$1,460,152	$989,159	$729,030	$1,275,623

9. Subsequent Events

The Bank has evaluated all subsequent transactions and events after the financial statement date through June 27, 2016,  the date the financial statements were available to be  issued. Based on this evaluation, the Plan has determined that no subsequent events occurred which would require disclosure in financial statements.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust Schedule H, Part IV - Line 4i
Schedule of Assets Held at End of Year
ID# 22-1174955; Plan# 001
December 31, 2015

		Description of
		Investment Including
		Maturity Date, Rate
	Identity of Issuer, Borrower	of Interest, Collateral,
**(a)	Lessor or Similar Party	Par, or Maturity Value		**(a)	Current Value

	Cash and Cash Equivalents
	Cash				$-
	Collective Short Term Investment Fund	175,829	shares		175,829
	SSgA Cash US Government Fund	188,818	shares		188,818
	SSgA Short Term Investment Fund	33	shares		33

	Total Cash and Cash Equivalents				364,680

	Interest in Common/Collective Trusts
	Reliance Trust Company Stable Value Fund	6,019	units	*	964,329
	SSgA Target Retirement 2055 Securities Non-Lending Series Fund	324	units		4,472
	SSgA Target Retirement 2050 Securities Non-Lending Series Fund	245	units		4,287
	SSgA Target Retirement 2045 Securities Non-Lending Series Fund	5,496	units		97,419
	SSgA Target Retirement 2040 Securities Non-Lending Series Fund	599	units		12,496
	SSgA Target Retirement 2035 Securities Non-Lending Series Fund	19,904	units		352,433
	SSgA Target Retirement 2030 Securities Non-Lending Series Fund	1,946	units		40,143
	SSgA Target Retirement 2025 Securities Non-Lending Series Fund	4,403	units		76,146
	SSgA Target Retirement 2020 Securities Non-Lending Series Fund	3,296	units		63,650
	SSgA Target Retirement 2015 Securities Non-Lending Series Fund	372	units		5,943
	SsgA Aggressive Strategic Balanced Securities LSF	19,493	units		398,741
	SSgA Conservative Strategic Balanced Securities LSF	5,394	units		125,220
	SSgA Russell Large Cap Growth Index Securities NLSF	14,895	units		331,424
	SSgA Russell Large Cap Value Index Securities NLSF	20,430	units		404,127
	SSgA Long US Treasury Index Securities NLSF	30,037	units		470,746
	SSgA Moderate Strategic Balanced Securities LSF	10,789	units		240,992
	SSgA Nasdaq 100 Index Securities NLSF	15,913	units		489,762
	SSgA Daily EAFE Index Non-Lending Series Fund	12,951	units		212,486
	SsgA S&P Flagship NLFS	53,364	units		2,043,301
	SSgA S&P MidCap Index Securities NLSF	20,296	units		1,139,002
	SSgA Russell Small Cap Index Securities NLSF	8,350	units		305,388
	SSgA REIT Index Securities NLSF	4,137	units		198,095
	SSgA Target Retirement Income Non-Lending Series	899	units		13,578
	SSgA Bond Index Fund	15,435	units		202,416

	Total Interest in Common/Collective Trusts				8,196,594

	Investment in Employer Securities
*	Oritani Financial Corp. Stock	247,990	shares		4,091,835

***	Participant Loans				310,801

					$12,963,911
* Party-in-interest
** Cost omitted for participant directed investments
*** Interest is 4.25% and maturity date ranging from January 2016 to December 2028
See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number                                           Exhibit

23.1                                Consent of Independent Registered Public Accounting Firm

23.2                                Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORITANI BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

Date: June 27, 2016	By:	/s/ Kevin J. Lynch
Kevin J. Lynch
President and Chief Executive Officer
Oritani Bank